170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL AND FLORIDA HOSPITAL NICHOLSON CENTER ANNOUNCE
THE WORLD’S FIRST INSTALLATION OF SPORT SURGICAL SYSTEM

TORONTO (September 18, 2017) - Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), and Florida Hospital Nicholson Center announce the installation of Titan Medical’s SPORT Surgical System at the hospital’s training facility in Celebration, Florida. This is the first installation in the world for pre-clinical feasibility and validation studies of the SPORT Surgical System, a single port robotic system.

David McNally, President and CEO of Titan Medical, said, “We are thrilled to announce the first of three installations planned in U.S. and European Centers of Excellence in 2017. I am pleased with the focus and execution of our team as we deliver this first system ahead of our fourth quarter milestone projection. We look forward to beginning pre-clinical feasibility and validation studies in the coming weeks in a variety of surgical disciplines. Based on surgeon enthusiasm, we remain confident in the tremendous potential of single port robotic surgery to improve the physician experience as well as surgical outcomes.”

Scott Magnuson, M.D., Chief Medical Officer of Florida Hospital Nicholson Center, said, “We are happy to be Titan Medical’s partner in this journey and look forward to a successful collaboration with the development of the SPORT Surgical System. At Florida Hospital Nicholson Center, we take pride in being the preferred partner of choice for companies developing cutting edge products that hold potential to benefit medicine and surgery.”

About Florida Hospital Nicholson Center

For more than a decade, the Florida Hospital Nicholson Center has trained more than 50,000 physicians from around the globe on leading-edge clinical and surgical techniques. Utilizing state-of-the-art surgical suites and labs, plus advanced medical simulation robotics and learning centers, medical professionals can acquire and advance their skills in a highly collaborative surgical learning environment.

For more information, please visit the Nicholson Center website at www.NicholsonCenter.com.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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